UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 13F
FORM 13F COVER PAGE
Report for the Calendar Year or Quarter Ended: March 31, 2007
Check here if Amendment [  ]; Amendment Number:



This Amendment (Check only one.):	[  ] is a restatement.
  	[  ] adds new holdings entries.
Institutional Investment Manager Filing this Report:
Name:	Summit Global Management, Inc.
Address:	9171 Towne Centre Drive
	Suite 465
	San Dieog, Ca 92122
13F File Number:	28-00001
The institutional investment manager filing this report and the person by whom it is signed hereby represent that the person signing the report is authorized to submit it, that all information contained herein is true, correct and complete, and that it is understood that all required items, statements, schedules, lists, and tables, are considered integral parts of this submission. Person Signing this Report on Behalf of Reporting Manager:
Name:  	Jennifer Finley
Title:    	Operations Manager
Phone:    	858-546-1777
Signature, 	Place,	and Date of Signing:
Jennifer Finley	San Diego, cA  	April 12, 2007
Report Type (Check only one.):
	[ X]        13F HOLDINGS REPORT.
	[  ]        13F NOTICE.
	[  ]        13F COMBINATION REPORT.
List of Other Managers Reporting for this Manager:

FORM 13F SUMMARY PAGE
Report Summary:
Number of Other Included Managers:   	0
Form 13F Information Table Entry Total:
Form 13F Information Table Value Total:

List of Other Included Managers:


No.  13F File Number 	Name

                                                                  FORM 13F INFORMATION TABLE
                                                           VALUE   SHARES/  SH/ PUT/ INVSTMT    OTHER          VOTING AUTHORITY
        NAME OF ISSUER          TITLE OF CLASS    CUSIP   (x$1000) PRN AMT  PRN CALL DSCRETN   MANAGERS     SOLE    SHARED    NONE
------------------------------ ---------------- --------- -------- -------- --- ---- ------- ------------ -------- -------- --------
A.O. Smith Corp.(AOS)          COM              831865209     9630 256380.000SH      SOLE               256380.000
American States Water Co.(AWR) COM              029899101     5277 136635.000SH      SOLE               136635.000
Artesian Resources Corp.(ARTNA COM              043113208     1513 76940.000SH       SOLE                76940.000
Calgon Carbon Corp.(CCC)       COM              129603106     8852 1427760.000SH     SOLE              1427760.000
Connecticut Water Service, Inc COM              207797101     2365 103935.000SH      SOLE               103935.000
Eastern American Natural Gas(N COM              276217106      630 22420.000SH       SOLE                22420.000
ITT Industries, Inc.(ITT)      COM              450911102     7543 132750.000SH      SOLE               132750.000
Mueller Industries, Inc.(MLI)  COM              624756102    12079 381040.000SH      SOLE               381040.000
Pentair, Inc.(PNR)             COM              709631105    13045 415450.000SH      SOLE               415450.000
San Juan Basin Royalty Trust   COM              798241105      295 8990.000 SH       SOLE                 8990.000
Sedona Corp.(SDNA)             COM              815677109        2 13000.000SH       SOLE                13000.000
Timberland Co. Cl-A(TBL)       COM              887100105      569 18020.000SH       SOLE                18020.000
United Parcel Services, Inc.(U COM              911312106      369 4920.000 SH       SOLE                 4920.000
iShares Silver Trust(SLV)      COM              46428q109     7143 55530.000SH       SOLE                55530.000
China Water Affairs Group(855  COM              G21090108      615 1611350.00SH      SOLE               1611350.00
Sinopipe Holdings Ltd.(SPIP SP COM              Y8008V109      587 2965000.00SH      SOLE               2965000.00
Water Bank of America (WBKA)   COM              941209108     3600 2000000.00SH      SOLE               2000000.00